Issuer Free Writing Prospectus, dated November 17, 2014

Filed pursuant to Rule 433 under the Securities Act of 1933

Supplementing the Preliminary Prospectus, dated November 17, 2014

Registration Statement No. 333- 200213

Scripps Networks Interactive, Inc.

Pricing Term Sheet

$500,000,000 2.750% Senior Notes due 2019

$500,000,000 3.900% Senior Notes due 2024

Issuer:	Scripps Networks Interactive, Inc.
Ratings (Moody’s/S&P)*:	Baa1 / A-
Trade Date:	November 17, 2014
Settlement Date:	November 24, 2014 (T+5). Since trades in the secondary market generally settle in three business days, purchasers who wish to trade notes on the date hereof or the next succeeding business day will be required, by virtue of the fact that the notes initially settle in T+5, to specify alternative settlement arrangements to prevent a failed settlement.
Interest Payment Dates:	May 15 and November 15, commencing May 15, 2015
Joint Book-Running Managers:	J.P. Morgan Securities LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated Wells Fargo Securities, LLC Mitsubishi UFJ Securities (USA), Inc.
Co-Managers:	KeyBanc Capital Markets Inc. U.S. Bancorp Investments, Inc. HSBC Securities (USA) Inc. Fifth Third Securities, Inc. SunTrust Robinson Humphrey, Inc. FTN Financial Securities Corp

Security:	2.750% Senior Notes due 2019
Principal Amount:	$500,000,000
Maturity:	November 15, 2019
Coupon (Interest Rate):	2.750%
Price to Public:	99.645% of principal amount
Benchmark Treasury:	1.50% due October 31, 2019
Benchmark Treasury Price / Yield:	99-12 3⁄4 / 1.627%
Spread to Benchmark Treasury:	+120 basis points (1.20%)
Yield to maturity:	2.827%
Optional Redemption:	At any time prior to October 15, 2019 (one month prior to maturity) at a discount rate of Treasury plus 20 basis points; par call at any time on or after October 15, 2019
CUSIP / ISIN:	811065AB7 / US811065AB74

Security:	3.900% Senior Notes due 2024
Principal Amount:	$500,000,000
Maturity:	November 15, 2024

Coupon (Interest Rate):	3.900%
Price to Public:	99.266% of principal amount
Benchmark Treasury:	2.25% due November 15, 2024
Benchmark Treasury Price / Yield:	99-06+ / 2.340%
Spread to Benchmark Treasury:	+165 basis points (1.65%)
Yield to maturity:	3.990%
Optional Redemption:	At any time prior to August 15, 2024 (three months prior to maturity) at a discount rate of Treasury plus 25 basis points; par call at any time on or after August 15, 2024
CUSIP / ISIN:	811065AC5 / US811065AC57

*	An explanation of the significance of ratings may be obtained from the rating agencies. Generally, rating agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The rating of the notes should be evaluated independently from similar ratings of other securities. A credit rating of a security is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the assigning rating agency.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities LLC collect at 1-212-834-4533, Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-800-294-1322 or Wells Fargo Securities, LLC toll-free at 1-800-645-3751.

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